
02041875

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


JUN 24 2002

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

11 June 2002

BALTIMORE TECHNOLOGIES PLC

(Registrant's name)

Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
Theale, Reading, Berkshire, England RG7 4SA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ____X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

EXHIBIT INDEX

FOR IMMEDIATE RELEASE

Baltimore Introduces UniCERT 5.0, Offering Advances in User Interaction and Management to Streamline Security Infrastructure Deployments

Latest Release Simplifies Registration, Offers XKMS Support, and Provides Unique "Cloning" Capability to Efficiently Achieve High Availability and Scalability of Systems

Boston, Mass. — June 11, 2002—Baltimore Technologies (London: BLM) today released a major new version of its security infrastructure software that enables businesses to quickly and cost-effectively deploy systems that support public-key enabled applications. UniCERT 5.0 has significant new features that enhance usability, improve cost-of-ownership, and allow for faster integration and interoperability with disparate systems and applications. All of these features solve critical issues facing organizations deploying PKI-based technology.

"UniCERT 5.0 addresses key issues associated with managing a security infrastructure, such as advanced web registration and publishing capabilities to streamline the processes for registering and validating users to receive digital certificates," said Paul Schwarzenberger, Internet Security Product Manager at Cable & Wireless. "Cloning and extensive Unix support delivers unique benefits in terms of system performance and system availability capabilities. UniCERT 5.0 underpins Baltimore's reputation for delivering useable, manageable and deployable security technology."

In a recently published report, NSS, a leading software testing and evaluation laboratory based in London (www.nss.co.uk), wrote, "The simplicity of configuration of UniCERT hides the tremendous complexity and power hidden beneath the hood. A powerful database-driven policy engine, coupled with the excellent PKI and RP (Registration Policy) Editors, makes UniCERT the most flexible CA solution out of the box of all those we have tested."

"As organizations continue to move critical business processes online and offer electronic services, security is not only key to performance, but it must effectively replicate real world processes such as authentication, signing and non-repudiation," said Bijan Khezri, CEO of Baltimore Technologies. "Public-key infrastructure technology provides the most effective mechanism to address e-commerce business challenges. UniCERT 5.0 represents a significant milestone in the evolution of public key infrastructure technology; ease-of-use, seamless interoperability and return on existing and future investment are its strengths."

Registration Capabilities Enhanced for Both End-Users and Administrators

Organizations require a simple, streamlined approach to register and provide users with digital credentials, and UniCERT's new web registration features bring significant capabilities to ease the process for both security administrators and end-users. Based on the security policy of the organization, administrators can automate the registration process for groups of individuals, set customized registration and certificate-distribution channels, and also establish multi-level automatic approval options.

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End-users now benefit from intuitive, customized registration fields when requesting digital certificates, giving them an easy-to-use, one-time, fast-track to registration. UniCERT's new publishing capabilities also ensure that user and certificate information are automatically published to an organizations' range of LDAP directories – again simplifying the process of registering and provisioning information within the organization. Full support for Microsoft Active Directory and popular LDAP V3 directories is included.

Cloning Increases Availability and Lowers Cost-of-Ownership
Ideally suited for service providers and large organizations in the financial services, government and telecommunications sectors, UniCERT 5.0's new "cloning" feature enables organizations to continually extend the capacity of an individual certificate authority (CA) or registration authority (RA). Because a single UniCERT CA or RA can now manage any volume of certificates, key planning and administration tasks are simplified, eliminating the need to purchase third-party clustering technology or build dedicated CA/RA hierarchies that can typically raise the total cost-of-ownership.

UniCERT XKMS Server Simplifies Delivery of Security for Web Services
With support for XKMS, UniCERT 5.0 reduces the complexities companies face when building strong security into Web services. A challenge for companies has been to enable online applications with strong security without significant amounts of integration. UniCERT XKMS Server addresses this challenge by providing a web services interface for requesting essential PKI services, such as registering for digital credentials and validating credentials associated with a digitally signed message.

The UniCERT XKMS Server moves complex processing from client-side business applications to a centralized server component, enabling any XML-aware application to easily access PKI-based security services. This new component of UniCERT can ease the use of PKI-based security services, opening up a new market for digital signature services such as XML document signing, messaging and validation.

In a report issued last week, GartnerGroup cited UniCERT 5.0's standard-based architecture, stating, "Designed to be interoperable and compatible with other PKI systems on the market, UniCERT uses Internet architecture and international standards." The report also noted, "UniCERT's modular approach and commitment to open standards and compatibility make it flexible, easy to use, scalable, and interoperable." *(Gartner "Baltimore Technologies UniCERT PKI Product", K. Noakes-Fry, June 2002).*

UniCERT 5.0 Availability
UniCERT 5.0 is available immediately on Windows NT, Windows 2000, and Unix. UniCERT XKMS Server will be available in July. For more information, to receive a copy of the NSS report, or to learn more about the complete range of UniCERT 5.0's new features, visit www.baltimore.com/unicert or call:

In North America: 781-455-3333
In EMEA: +44-1442-342-600
In APAC: +852-2168-9500

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About Baltimore Technologies
Baltimore Technologies' products, services and solutions solve the fundamental security and trust needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organizations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks. Baltimore also offers worldwide support for its authorization management and public key-based authentication systems.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, trading on London (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

Media Inquiries:

Jessica O'Connor (EMEA) Tel: +353-1881-6407 joconnor@baltimore.com	Gene Carozza (North America) 781-455-5390 gene.carozza@baltimore.com
Terry Yueng (APAC) +852-2168-9588 terry.yeung@baltimore.com	Edward Bridges, Financial Dynamics +44 (0) 206 831 3113 edward.bridges@fd.com

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Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALTIMORE TECHNOLOGIES PLC

By: 

Name: Simon Enoch
Title: Secretary and General Legal Counsel

DATE: 2002

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